Exhibit 99.1
January 27, 2010
To Shareholders
Nippon Oil Corporation
3-12, Nishi-Shimbashi 1-chome,
Minato-ku, Tokyo, Japan
Fumiaki Watari
Representative Director, Chairman of the Board
Shinji Nishio
Representative Director, President
NOTICE OF RESOLUTIONS ADOPTED AT
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND GREETINGS TO SHAREHOLDERS
Dear Shareholder:
We would like to take this opportunity to thank you, as one of our shareholders, for your continued support for Nippon Oil Corporation (the “Company”).
At the extraordinary general meeting of shareholders of the Company held today, the share transfer plan for the business integration of the Company and Nippon Mining Holdings, Inc. was approved. (For details, please refer to the attached “Notice of Resolutions Adopted at the Extraordinary General Meeting of Shareholders.”)
Pursuant to such resolution, the Company will become a wholly owned subsidiary of JX Holdings, Inc. (“JX Holdings”) as of April 1, 2010 through a share transfer and JX Holdings is to be listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange as of the same date.
We thank our shareholders for the continued support and patronage that has enabled us to remain a forerunner in the Japanese oil industry and continue contributing to economic development for over 120 years since the founding of the Company in 1888.
After April of this year, the Company plans to continue its efforts to become a leading integrated energy, resources and materials industrial group encompassing the energy business centered on the petroleum refining and marketing business, oil and natural gas exploration and production business and metals business, making use of its history, experience and insight as the new JX Group. We ask for your support and patronage of JX Holdings.

To shareholders holding shares constituting less than one unit (those shareholders holding less than 1,000 shares):
Please review the enclosed “Information Regarding Our Business Integration With Nippon Mining Holdings, Inc.,” which we included in the convocation notice of the extraordinary general meeting of shareholders that we sent to shareholders holding shares constituting at least one unit (those shareholders holding at least 1,000 shares).

Attachment
Notice of Resolutions Adopted at the Extraordinary General Meeting of Shareholders
     The matters resolved at our extraordinary general meeting of shareholders held on January 27, 2010 are as follows:

Matters resolved:

First Proposal	Approval of Share Transfer Plan

This proposal was resolved and approved as originally proposed.

The description of the share transfer plan (including the articles of incorporation of JX Holdings, Inc.) is as follows below.

Second Proposal	Partial Amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed.

The content of the amendment is to delete Article 13 regarding the record date of the ordinary general meeting of shareholders and accordingly, move up the numbering of the later articles.

This amendment to the articles of incorporation shall be effective on March 31, 2010, on the condition that the share transfer plan which was approved in first proposal has not ceased to be effective and that the share transfer has not been canceled by the day immediately preceding March 31, 2010.

(For your reference)

With respect to the year-end dividends for the period from April 1, 2009 through March 31, 2010, the Company plans to make a distribution to the shareholders or registered pledgees recorded in the final register of shareholders as of March 31, 2010.

With respect to these year-end dividends, the Company plans to make a distribution of 8 yen per one share of common stock.

Description of Share Transfer Plan
Share Transfer Plan (Copy)
     Nippon Oil Corporation (“Nippon Oil”) and Nippon Mining Holdings, Inc. (“Nippon Mining”) hereby agree to conduct a joint share transfer and jointly prepare this share transfer plan (the “Plan”).

Article 1	(Share Transfer)
     In accordance with this Plan, Nippon Oil and Nippon Mining shall conduct a joint share transfer (the “Share Transfer”) in which all of the issued shares of Nippon Oil and Nippon Mining will be acquired by the newly established holding company (the “Holding Company”).

Article 2	(Purpose, corporate name, address of head office and total number of authorized shares of the Holding Company and any other matters specified by the Articles of Incorporation)
     Purpose, corporate name, address of head office and total number of authorized shares of the Holding Company shall be provided in the following items.
(1)	Purpose
     The purpose of the Holding Company shall be as described in Article 2 of the Articles of Incorporation attached hereto.
(2)	Corporate name
     The name of the Holding Company shall be “JX Holdings Kabushiki Kaisha,” and “JX Holdings, Inc.” in English.
(3)	Location of head office
     The location of the head office of the Holding Company shall be Chiyoda-ku, Tokyo and its address shall be 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo.
(4)	Total number of authorized shares
     The total number of authorized shares issuable by the Holdings Company shall be 8,000,000,000.
2.	In addition to what is prescribed in the preceding paragraph, matters to be prescribed in the Articles of Incorporation of the Holdings Company are stipulated in the Articles of Incorporation attached hereto.

Article 3	(Names of directors, corporate auditors and accounting auditor of the Holding Company at the time of incorporation)
     Names of the directors of the Holding Company at the time of incorporation shall be as follows:
Shinji Nishio, Mitsunori Takahagi, Shigeo Hirai, Kiyonobu Sugiuchi, Yukio Yamagata, Kazuo, Kagami, Ichiro Uchijima, Junichi Kawada, Yasushi Kimura, Isao Matsushita, Makoto Koseki, Masanori Okada, Etsuhiko Shoyama, Juichi Takamura, Masahiro Sakata, Hiroshi Komiyama
2.	Names of the corporate auditors of the Holding Company at the time of incorporation shall be as follows:
     Fumio Ito, Hideo Tabuchi, Masao Fujii, Hidehiko Haru, Hiroyasu Watanabe, Mitsudo Urano
3.	Name of the accounting auditor of the Holding Company at the time of incorporation shall be as follows:
     Ernst & Young ShinNihon LLC.

Article 4	(The shares of common stock to be issued by the Holding Company upon the Share Transfer and the allotment of such shares)
     The number of shares of common stock of the Holding Company to be issued to the shareholders of Nippon Oil and Nippon Mining upon the Share Transfer in exchange for the shares of common stock of Nippon Oil or Nippon Mining shall be the total sum of the numbers set forth in the following items.
(1)	The number obtained by multiplying the total number of the issued shares of common stock of Nippon Oil at the end of the day immediately preceding the Date of Incorporation of the Holding Company (as defined in Article 6; the same shall apply hereinafter) by 1.07.

(2)	The number obtained by multiplying the total number of the issued shares of common stock of Nippon Mining at the end of the day immediately preceding the Date of Incorporation of the Holding Company by 1.00.
2.	Upon the Share Transfer, the Holding Company shall allot the shares of common stock of the Holding Company to the shareholders of Nippon Oil or Nippon Mining whose names appear on the latest registers of shareholders as of the day immediately preceding the Date of Incorporation of the Holding Company at the ratios set forth in the following items, respectively.
(1)	1.07 shares of common stock of the Holding Company per one (1) share of common stock of Nippon Oil to the shareholder of Nippon Oil.

(2)	1.00 shares of common stock of the Holding Company per one (1) share of common stock of Nippon Mining to the shareholder of Nippon Mining.
3.	In the calculations set forth in the preceding two paragraphs, if a fraction constituting less than one share of common stock will be allotted, it shall be handled in accordance with Article 234 of the Company Act and other applicable laws and regulations.

Article 5	(Matters regarding amount of capital and reserves of the Holding Company)
     The amount of capital and reserves of the Holding Company on the Date of Incorporation shall be as provided in each of the following items.
(1)	Amount of capital 100,000,000,000 yen

(2)	Amount of capital reserve 25,000,000,000 yen

(3)	Amount of retained earnings reserve 0 yen

Article 6	(The scheduled date of incorporation of the Holding Company)
     The scheduled date for the registration of incorporation of the Holding Company (the “Date of Incorporation”) shall be April 1, 2010; provided, however, that Nippon Oil and Nippon Mining may change such date, by consultation between them, if necessary, to proceed with the Share Transfer or for any other reason.

Article 7	(Management of corporate assets, etc.)
     From the preparation of this Plan until the Date of Incorporation of the Holding Company, Nippon Oil and Nippon Mining shall each conduct their respective businesses and manage and operate their respective assets with the due care required of a good manager, and any acts which may have a material influence on the assets and rights and obligations shall only be taken after consultation between the companies held in good faith.

Article 8	(Distribution of surplus)
     Nippon Oil may make a distribution of surplus up to 14,600,000,000 yen in total and 10 yen per one (1) share of common stock of Nippon Oil to their shareholders and registered pledgees whose names appear on the latest register of shareholders as of September 30, 2009.
2.	Nippon Oil may make a distribution of surplus up to 11,800,000,000 yen in total and 8 yen per one (1) share of common stock of Nippon Oil to their shareholders and registered pledgees whose names appear on the latest register of shareholders as of March 31, 2010.

3.	Nippon Mining may make a distribution of surplus up to 7,000,000,000 yen in total and 7.5 yen per one (1) share of common stock of Nippon Mining to their shareholders and registered pledgees whose names appear on the latest register of shareholders as of September 30, 2009.

4.	Nippon Mining may make a distribution of surplus up to 7,000,000,000 yen in total and 7.5 yen per one (1) share of common stock of Nippon Mining to their shareholders and registered pledgees whose names appear on the latest register of shareholders as of March 31, 2010.

5.	Nippon Oil and Nippon Mining shall not pass any resolution for distribution of surplus to set the record date for a payment of dividends to the day on and prior to the Date of Incorporation after the preparation of this Plan except for as set forth in each of the preceding paragraphs.

Article 9	(Change of terms and conditions of the Share Transfer, and termination of the Share Transfer)
     Nippon Oil and Nippon Mining may change the terms and conditions of the Share Transfer and other matters prescribed in the Plan or cease the Share Transfer by mutual consent upon mutual consultation in good faith in cases where the assets or the financial health of Nippon Oil or Nippon Mining have materially changed or in cases where circumstances that significantly impede the execution of the Share Transfer occur, or it becomes clear that they will occur, or any other circumstances that it is found to be extremely difficult to achieve the purpose of the Share Transfer, during the period from the preparation of this Plan to the Date of Incorporation of the Company.

Article 10	(Effectiveness of this Plan)

This Plan shall cease to be effective,
(1)	if either Nippon Oil or Nippon Mining does not obtain shareholders’ approval for this Plan at its general meeting of shareholders, or

(2)	if either Nippon Oil or Nippon Mining does not obtain statutory approvals, etc. necessary for the Share Transfer from the relevant governmental authorities, etc.

Article 11	(Matters to be consulted in good faith)
     With respect to any matter not set forth in this Plan or any uncertainties regarding the interpretation of any provision in this Plan, Nippon Oil and Nippon Mining shall, in each case, settle such matters upon mutual consultation in good faith.

     IN WITNESS WHEREOF, Nippon Oil and Nippon Mining hereto have executed this Plan in duplicate by placing their respective signatures and seals thereon, and each party shall keep one original.
October 30, 2009

3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo
Nippon Oil	Nippon Oil Corporation
Representative Director and President Shinji Nishio

10-1, Toranomon 2-chome, Minato-ku, Tokyo
Nippon Mining	Nippon Mining Holdings, Inc.
President and Chief Executive Officer Mitsunori Takahagi

Attachment to the Share Transfer Plan
ARTICLES OF INCORPORATION
of
JX Holdings, Kabushiki Kaisha
CHAPTER I –            GENERAL PROVISIONS
(CORPORATE NAME)

ARTICLE 1 –	The name of the Company shall be JX Holdings, Kabushiki Kaisha, and in English JX Holdings, Inc..

(PURPOSES)

ARTICLE 2 –	The purposes of the Company shall be, by means of holding shares, to manage and control companies engaged in the following businesses and to conduct any other business incidental to such purpose:
(1)	To explore, develop, recover, refine, process, store, purchase and sell and transport petroleum, natural gas and other energy resources and by-products thereof;

(2)	To manufacture, process, purchase and sell petrochemical products and other chemical products;

(3)	To supply electricity;

(4)	To develop, manufacture, purchase and sell fuel cells, solar cells, electric storage devices, cogeneration systems and other distributed energy systems;

(5)	To develop, manufacture, purchase and sell biotechnology-related products;

(6)	To purchase and sell automobiles and automotive supplies and to service and repair automobiles;

(7)	To explore, develop, recover, refine, process, store, purchase and sell and transport metal and other mineral resources and by-products thereof;

(8)	To process metal and to manufacture, purchase and sell electronic materials and the raw materials thereof;

(9)	To engage in the resource recycling business, soil cleanup business and waste disposal business;

(10)	To purchase and sell and lease, whether as lessor or lessee or both, real estate and to act as intermediaries or administrators of real estate;

(11)	To engage in the financing business and to act as casualty insurance agent and life insurance broker;

(12)	To undertake development, sales and purchase, lease and operation of computer system and software, and to provide information services;

(13)	To contract combined and facility engineering work;

(14)	To engage in the transportation business;

(15)	To manufacture, purchase and sell general machinery and instrument, electrical machinery and instrument, and precision machinery and instrument;

(16)	To engage in non-destructive inspection business, staffing business, environmental assessment business, travel business and travel agency business;

(17)	To manage athletic facilities;

(18)	To purchase and sell daily commodities;

(19)	To do any and all other businesses incidental or relating to any of the foregoing items.
2.	The Company may conduct any business stipulated in each items of the preceding paragraph.
(LOCATION OF HEAD OFFICE)

ARTICLE 3 –	The head office of the Company shall be located in Chiyoda-ku, Tokyo.
(CORPORATE BODIES)

ARTICLE 4 –	The Company shall have the following organizations in addition to the general meeting of shareholders and directors:
(1)	Board of Directors

(2)	Executive Officers

(3)	Corporate Auditors

(4)	Board of Corporate Auditors

(5)	Accounting Auditors
(METHOD OF PUBLIC NOTICE)

ARTICLE 5 –	Public notices of the Company shall be given electronically; provided, however, that in the event the Company is unable to give electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be given in the Nihon Keizai Shimbun newspaper.
CHAPTER II –      SHARES
(TOTAL NUMBER OF AUTHORIZED SHARES)

ARTICLE 6 –	The total number of authorized shares issuable by the Company shall be eight (8) billion.
(ACQUISITION OF THE COMPANY’S OWN SHARES)

ARTICLE 7 –	The Company may, by a resolution of the Board of Directors, acquire its own shares pursuant to the provisions of Article 165, Paragraph 2 of the Companies Act.
(NUMBER OF SHARES CONSTITUTING ONE UNIT OF SHARES)

ARTICLE 8 –	The number of shares constituting one unit of shares of the Company shall be one hundred (100).
(RIGHTS PERTAINING TO SHARES OF LESS THAN ONE UNIT)

ARTICLE 9 –	A shareholder of the Company is not entitled to exercise any right with respect to shares constituting less than one unit held by such shareholder except for any of the following rights:
1.	Rights stipulated in each item of Article 189, Paragraph 2 of the Companies Act;

2.	Right to allotment of offered shares and offered stock acquisition rights, in proportion to the number of shares held by the shareholder; and

3.	Right to demand sale of additional shares constituting less than one unit as provided in the following Article.
(DEMAND FOR SALE OF SHARES BY SHAREHOLDERS HOLDING SHARES CONSTITUTING LESS THAN ONE UNIT)

ARTICLE 10 –	Shareholders of the Company may, pursuant to the Share Handling Regulations set forth in Article 12 hereof, demand that the Company sell to the shareholder a number of shares that, together with shares constituting less than one unit held by the shareholder will constitute one unit.
(SHAREHOLDER REGISTER ADMINISTRATOR)

ARTICLE 11 –	The Company shall have an administrator of the Shareholder Register for share administration.
2.	The Company shall, by a resolution of the Board of Directors, appoint an administrator of the Shareholder Register and designate the place to perform his duties as such, and the Company shall give public notice of such appointment and designation.

3.	All administration services relating to the Register of Shareholders and the ledger of stock acquisition rights of the Company (hereinafter collectively referred to as “Register of Shareholders, etc.”) including but not limited to preparation and keeping of the Register of Shareholders, etc. shall not be performed by the Company but shall be delegated to the administrator of the Shareholder Register.
(SHARE HANDLING REGULATIONS)

ARTICLE 12 –	All share administration procedures and the fees thereof shall be subject to the Share Handling Regulations determined by a resolution of the Board of Directors, except as provided by laws, ordinances or this Articles of Incorporation.
CHAPTER III –      GENERAL MEETING OF SHAREHOLDERS
(CONVENING)

ARTICLE 13 –	An Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year and an Extraordinary General Meeting of Shareholders may be convened whenever necessary.
(RECORD DATE OF ORDINARY GENERAL MEETING OF SHAREHOLDERS)

ARTICLE 14 –	The record date of the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year. The Company shall deem shareholders whose names are recorded in the Register of Shareholders on March 31 of each fiscal year to be the shareholders entitled to exercise their voting rights at the Ordinary General Meeting of Shareholders.
(ELECTRONIC DISCLOSURE OF REFERENCE MATERIAL FOR THE GENERAL MEETING OF SHAREHOLDERS, ETC. AND DEEMED PROVISION)

ARTICLE 15 –	The Company may, at the time of convocation of a General Meeting of Shareholders, deem to have provided shareholders with the Reference Material for the General Meeting of Shareholders, business reports, non-consolidated and consolidated financial documents (hereinafter collectively referred to as “Reference Material for the General Meeting of Shareholders, etc.”) by disclosing information with respect to matters which shall be stated or indicated in Reference Material for the General Meeting of Shareholders, etc. to shareholders through electronic means as provided for in the ordinances of the Ministry of Justice.

(CHAIRMAN)

ARTICLE 16 –	The President shall act as Chairman at the General Meetings of Shareholders. If the President is unable to act as Chairman at a General Meeting of Shareholders, a Director shall act in his or her place in accordance with the order determined in advance by a resolution of the Board of Directors.
(ADOPTION OF RESOLUTIONS)

ARTICLE 17 –	All resolutions at a General Meeting of Shareholders shall be adopted by a majority of the voting rights held by the shareholders present who are entitled to exercise voting rights.
2.	Notwithstanding the foregoing paragraph, resolutions to be adopted at a General Meeting of Shareholders pursuant to each item of Article 309, Paragraph 2 of the Companies Act shall be adopted by no less than two thirds (2/3) of the voting rights held by the shareholders present at the meeting, at which no less than one third (1/3) of the voting rights of all shareholders entitled to exercise voting rights are present.
(EXERCISE OF VOTING RIGHTS BY PROXY)

ARTICLE 18 –	A shareholder may exercise his or her voting right(s) by appointing one (1) person to serve as a proxy who shall be a shareholder of the Company entitled to exercise voting right(s).
(MINUTES)

ARTICLE 19 –	Minutes shall be prepared at each General Meeting of Shareholders as provided for in the ordinances of the Ministry of Justice.
CHAPTER IV – DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE
OFFICERS
(NUMBER AND ELECTION OF DIRECTORS)

ARTICLE 20 –	The Company shall have no more than twenty (20) Directors, who shall be elected by a resolution of a General Meeting of Shareholders.
2.	Resolutions to elect Directors shall be adopted by a majority vote of the shareholders present at the General Meeting of Shareholders where the shareholders holding one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights are present.

3.	Cumulative voting shall not be used in adapting a resolution for election of Directors.

(TERM OF OFFICE OF DIRECTORS)

ARTICLE 21 –	The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders for the last fiscal year ending within one (1) year after his or her appointment.
2.	The term of office of a Director elected to increase the number of Directors or fill the vacancy of the Board created by earlier termination of a Director shall be the remainder of the term of office of the other Directors.
(REMUNERATION, ETC. OF DIRECTORS)

ARTICLE 22 –	Remuneration, bonuses and other financial benefits of Directors received from the Company in consideration for the execution of the duties, (hereinafter referred to as “Remunerations, etc.”) shall be determined by a resolution of a General Meeting of Shareholders.
(AGREEMENT LIMITING LIABILITY OF OUTSIDE DIRECTORS)

ARTICLE 23 –	Pursuant to the provisions of Article 427, paragraph 1 of the Companies Act, the Company may enter into an agreement with outside directors to limit their liabilities under Article 423, paragraph 1 of the Companies Act to the amount provided by laws and ordinances.
(CONVOCATION OF MEETINGS OF THE BOARD OF DIRECTORS)

ARTICLE 24 –	Notice of a Meeting of the Board of Directors shall be given to each Director and Corporate Auditor at least three (3) days before the day of the Meeting; provided, however, that in case of emergency such notice period may be shortened.
(REPRESENTATIVE DIRECTORS AND DIRECTORS WITH SPECIAL TITLES)

ARTICLE 25 –	Representative Directors of the Company shall be appointed by a resolution of the Board of Directors.
2.	The Board of Directors may, by resolution, appoint one (1) President, and one (1) Chairman and one (1) Vice Chairman of the Board of Directors.
(REGULATIONS OF THE BOARD OF DIRECTORS)

ARTICLE 26 –	Except as provided by laws, ordinances or this Articles of Incorporation, the Board of Directors shall be administered in accordance with the Regulations of the Board of Directors which shall be adopted by a resolution of the Board of Directors.
(DEEMED ADOPTION OF A RESOLUTION OF THE BOARD OF DIRECTORS)

ARTICLE 27 –	If a Director makes a proposal on any agenda item at the Board of Directors and all Directors who are authorized to participate in the voting on such agenda item unanimously agree to his or her proposal in writing or by electromagnetic records, the Company shall deem that such proposal is adopted by a resolution at a meeting of the Board of Directors unless one (1) or more Corporate Auditors object.
(EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS WITH SPECIAL TITLES)

ARTICLE 28 –	The Company shall elect Executive Officers by a resolution of the Board of Directors.
2.	The Board of Directors may, by resolution, appoint one (1) President and Executive Officer, and several Executive Vice Presidents, Senior Executive Officers and Senior Vice Presidents.
(REGULATIONS FOR EXECUTIVE OFFICERS)

ARTICLE 29 –	Responsibilities, obligations and other matters of Executive Officers shall be administered in accordance with the Regulations for Executive Officers which shall be adopted by a resolution of the Board of Directors.
CHAPTER V –      CORPORATE AUDITORS, BOARD OF CORPORATE
AUDITORS AND ACCOUNTING AUDITORS
(NUMBER AND ELECTION OF CORPORATE AUDITORS)

ARTICLE 30 –	The Company shall have no more than eight (8) Corporate Auditors, who shall be elected by a resolution of a General Meeting of Shareholders.
2.	Resolutions to elect Corporate Auditors shall be adopted by a majority vote of the shareholders present at the General Meeting of Shareholders where the shareholders holding one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights are present.
(TERM OF OFFICE OF CORPORATE AUDITORS)

ARTICLE 31 –	The term of office of a Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders for the last fiscal year ending within four (4) years after his or her appointment.
2.	The term of office of a Corporate Auditor elected to fill the vacancy created by earlier termination of a Corporate Auditor shall be the remainder of the term of office of the Corporate Auditor being replaced.
(REMUNERATIONS, ETC. OF CORPORATE AUDITORS)

ARTICLE 32 –	Remunerations, etc. of Corporate Auditors shall be determined by resolution of a General Meeting of Shareholders.

(AGREEMENT LIMITING LIABILITIES OF OUTSIDE CORPORATE AUDITORS)

ARTICLE 33 –	Pursuant to the provision of Article 427, paragraph 1 of the Companies Act, the Company may enter into an agreement with an outside Corporate Auditor to limit their liabilities under Article 423, paragraph 1, of the Companies Act to the amount required by laws and ordinances.
(CONVOCATION OF MEETINGS OF THE BOARD OF CORPORATE AUDITORS)

ARTICLE 34 –	Notice of a Meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the date of the Meeting; provided, however, that in case of emergency such notice period may be shortened.
(STANDING CORPORATE AUDITOR)

ARTICLE 35 –	Standing Corporate Auditor(s) shall be appointed among Corporate Auditors by a resolution of the Board of Corporate Auditors.
(REGULATIONS OF THE BOARD OF CORPORATE AUDITORS)

ARTICLE 36 –	Except as provided by laws, ordinances or this Articles of Incorporation, the Board of Corporate Auditors shall be administered in accordance with the Regulations of the Board of Corporate Auditors which shall be adopted by a resolution of the Board of Corporate Auditors.
(ESTABLISHMENT AND ELECTION OF ACCOUNTING AUDITORS)

ARTICLE 37 –	The Company shall elect Accounting Auditors by a resolution of a General Meeting of Shareholders.
CHAPTER VI –      ACCOUNTING
(FISCAL YEAR)

ARTICLE 38 –	The fiscal year of the Company shall begin on April 1 of each year and end on March 31 of the following year.
(YEAR - END DIVIDENDS)

ARTICLE 39 –	The record date of year-end dividends shall be March 31 of each year. The Company may, by a resolution of the General Meeting of Shareholders, declare and distribute surplus in any year as year-end dividends to shareholders or registered pledgees whose names are recorded in the Register of Shareholders on the record date each year.

(INTERIM DIVIDENDS)

ARTICLE 40 –	The record date of interim dividends shall be September 30 of each year. The Company may, by a resolution of the Board of Directors, declare and distribute surplus in any year as interim dividends pursuant to the provisions of Article 454, paragraph 5 of the Companies Act to shareholders or registered pledgees whose names are recorded in the Register of Shareholders on the record date of that year.
(NEGATIVE PRESCRIPTION)

ARTICLE 41 –	The Company shall be released from its obligation to pay any cash dividends which remain unclaimed for a period of three (3) years or more from the first payable date.
CHAPTER VII –      SUPPLEMENTAL PROVISION
(INITIAL REMUNERATIONS, ETC. OF DIRECTORS AND CORPORATE AUDITORS)

ARTICLE 42 –	Notwithstanding Article 22 and Article 32 hereof, the Remunerations, etc. of the Company’s Directors and Corporate Auditors for the period from the establishment of the Company to the first Ordinary General Meeting of Shareholders shall be as follows:
(1)	The total amount of Remunerations, etc. of the Company’s Directors shall be no more than 1.1 billion yen per one (1) fiscal year; provided, however, that such amount shall not include the compensation and bonus to be paid as employee if a Director serves concurrently as an employee; and

(2)	The total amount of Remunerations, etc. of the Company’s Corporate Auditors shall be no more than 200 million yen per one (1) fiscal year.
(DELETION OF SUPPLEMENTAL PROVISION)

ARTICLE 43 –	This Supplemental provision shall be deleted as of the close of the first Ordinary General Meeting of Shareholders.